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1. **Direct Support:** Contributions provide instant impact. (via: Check, Venmo, PayPal, Zelle, Bank Transfer, Cash)

2. **Charitable Giving**: Monetary donations, goods, and services are 100% tax-deductible via our 501(c)(3) partner.

3. ***Equity Investment Reservation through Wefunder**: Join us as a future shareholder. By investing in ***The Thing in the Hall***, you become a partner in the production and share in the project's financial success. *Note: We are only accepting non-binding dollar amount commitments at this stage; no investment capital can be accepted until our official launch.*

4. **In-Kind Contributions**: Support the production and donate goods or services to help offset our budget. (*These contributions are also tax-deductible based on their fair market value.)*

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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THE THING IN THE HALL



The Thing In The Hall reimagines a classic Gothic ghost story through the eyes of a psychology student investigating his friend's attempts to contact the dead. Told through testimony following a fatal incident, the film combines psychological horror with the structure of a legal thriller.

BY WRITER/DIRECTOR/PRODUCER: LOGAN KISHI



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thethinginthehall.com

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